                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*


                           DOMAIN ENERGY CORPORATION
-------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
-------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  257-027-102
         ------------------------------------------------------------
                                (CUSIP NUMBER)


                           FIRST RESERVE CORPORATION
                              475 STEAMBOAT ROAD
                         GREENWICH, CONNECTICUT 06830
                                (203) 661-6601
-------------------------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                 JUNE 27, 1997
         ------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT [X] (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERC NT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7.)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                              PAGE 1 OF 128 PAGES

                                 SCHEDULE 13D

---------------------                                   -----------------------
CUSIP NO. 257-027-102                                   PAGE  2  OF  128  PAGES
---------------------                                   -----------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              First Reserve Fund VII, Limited Partnership
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                            7,820,718
  NUMBER OF   -----------------------------------------------------------------
    SHARES       8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 0
     EACH     -----------------------------------------------------------------
  REPORTING      9      SOLE DISPOSITIVE POWER
    PERSON
     WITH                   7,820,718
              -----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                            0
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,820,718
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              54.7
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

              PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

---------------------                                   -----------------------
CUSIP NO. 257-027-102                                   PAGE  3  OF  128  PAGES
---------------------                                   -----------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              First Reserve Corporation
              I.R.S. Identification No.: 06-1210123
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                            7,820,718
  NUMBER OF   -----------------------------------------------------------------
    SHARES       8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 0
     EACH     -----------------------------------------------------------------
  REPORTING      9      SOLE DISPOSITIVE POWER
    PERSON
     WITH                   7,820,718
              -----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                            0
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,820,718
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              54.7
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

              CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

---------------------                                   -----------------------
CUSIP NO. 257-027-102                                   PAGE  4  OF  128  PAGES
---------------------                                   -----------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              William E. Macaulay
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

              Not Applicable
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                            0
  NUMBER OF   -----------------------------------------------------------------
    SHARES       8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 0
     EACH     -----------------------------------------------------------------
  REPORTING      9      SOLE DISPOSITIVE POWER
    PERSON
     WITH                   0
              -----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                            0
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [X]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

---------------------                                   -----------------------
CUSIP NO. 257-027-102                                   PAGE  5  OF  128  PAGES
---------------------                                   -----------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John A. Hill
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

              Not Applicable
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                            0
  NUMBER OF   -----------------------------------------------------------------
    SHARES       8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 0
     EACH     -----------------------------------------------------------------
  REPORTING      9      SOLE DISPOSITIVE POWER
    PERSON
     WITH                   0
              -----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                            0
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [X]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                           Page 6 of 128 Pages


Item 1. Security and Issuer.

         This statement relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of Domain Energy Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Louisiana, Suite 1500, Houston, Texas 77002.

Item 2. Identity and Background.

         This statement is being filed jointly by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve Corporation ("First Reserve"), William E. Macaulay and John A. Hill (together with Mr. Macaulay, Fund VII and First Reserve, the "Reporting Persons") to report the acquisition by Fund VII of shares of Common Stock. First Reserve is the sole general partner of Fund
VII. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

         Fund VII is a Delaware limited partnership. Its principal purpose is to make equity and debt investments in companies engaged in various energy and energy related activities, including, but not limited to, energy production, processing, transmission, distribution, marketing, equipment manufacturing, electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities.

         First Reserve is a Delaware corporation which raises funds for and manages Fund VII along with a number of limited partnerships similar in purpose to Fund VII (together with Fund VII, the "Funds"). The principal business of First Reserve is to act as general partner and provide investment management services to the Funds.

                                                           Page 7 of 128 Pages


         The principal business and office address of Fund VII and First Reserve is 475 Steamboat Road, Greenwich, Connecticut 06830.

         William E. Macaulay is the President, Chief Executive Officer, a Managing Director and a Director of First Reserve. John A. Hill is the Chairman, a Managing Director and a Director of First Reserve. Messrs. Macaulay and Hill are each United States citizens and the principal occupation or employment of each is as an officer and director of First Reserve. The business address of Messrs. Macaulay and Hill is 475 Steamboat Road, Greenwich, Connecticut 06830.

         Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the schedule attached hereto as Schedule I, which is incorporated into this Schedule 13D by reference.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2 nor any of the executive officers or directors of First Reserve:
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                           Page 8 of 128 Pages


Item 3. Source and Amount of Funds or Other Consideration.

         On June 27, 1997, the Issuer sold 6,000,000 shares of Common Stock in an initial public offering (the "Offering") at a per share price of $13.50. Concurrently with the consummation of the Offering, the Issuer sold 643,037 shares of Common Stock, at a per share price equal to $13.50, to Fund VII for an aggregate purchase price of $8,681,000. Prior to June 27, 1997, Fund VII was the record owner of 7,177,681 shares of Common Stock of the Issuer. After giving effect to the sale of 643,037 shares of Common Stock to Fund VII by the Issuer on June 27, 1997, Fund VII is the record holder of 7,820,718 shares of Common Stock.

         As more fully described in Item 6 hereof, the $8,681,000 aggregate purchase price represents the sum of (i) the principal amount of an $8.0 million note between Fund VII, the obligee, and a subsidiary of the Issuer, the obligor, plus the accrued interest thereon through June 15, 1997 (all of which was deemed paid in full by the issuance of the shares of Common Stock) and (ii) $500,000 paid in cash by Fund VII. The $500,000 in cash and the $8,000,000 initially loaned to the Issuer were obtained by Fund VII through equity contributions by the partners of Fund VII.

Item 4. Purpose of Transaction.

         Fund VII acquired the 643,037 shares of Common Stock on June 27, 1997 disclosed in Item 3 of this Schedule 13D in order to increase its ownership interest in the Issuer.

         Fund VII and First Reserve intend to review on a continuing basis Fund VII's investment in the Issuer, and Fund VII and First Reserve may decide to increase or decrease Fund VII's investment in the

                                                           Page 9 of 128 Pages


Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Fund VII, general stock market and economic conditions, tax considerations and other factors.

         Except as described above, at the present time the Reporting Persons do not have any plans or proposals that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form (although they reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

         (a) and (b) As of June 23, 1997, Fund VII directly beneficially owns 7,820,718 shares of Common Stock (the "Fund VII Shares") which constitutes 54.7% of the currently outstanding Common Stock after giving effect to the Offering and concurrent sale of 643,037 shares of Common Stock by the Issuer to Fund VII.

         First Reserve, as the sole general partner of Fund VII, has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Fund VII. As a result, as of June 23, 1997, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, First Reserve may be deemed to beneficially own the Fund VII Shares.

         Messrs. Macaulay and Hill may be deemed to share beneficial ownership of the shares beneficially owned by First Reserve as a result of Messrs. Macaulay and Hill's ownership of common stock of First Reserve. Messrs. Macaulay and Hill disclaim beneficial ownership of such shares. Except as set forth otherwise in this Schedule 13D,

                                                          Page 10 of 128 Pages


neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Macaulay or Mr. Hill is the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividend from, or the power to direct the receipt of proceeds of the sale of the Fund VII Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

         The Issuer, Fund VII and certain of the Issuer's officers (the "Management Investors") are parties to a Securityholders Agreement dated as of December 31, 1996 (the "Securityholders Agreement"). The Securityholders Agreement contains provisions governing the management of the Issuer, voting of shares, election of directors and restrictions on transfer of shares, all of which terminated automatically upon the completion of the Offering. In addition, the Securityholders Agreement provides Fund VII the right on four occasions to require the Issuer to register all or part of Fund VII's registrable shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"),

                                                          Page 11 of 128 Pages


and the Issuer is required to use its reasonable best efforts to effect such registration, subject to certain conditions and limitations. Upon the Issuer's receipt of a demand from Fund VII to register all or part of its registrable shares, the Issuer is required to notify the other parties to the Securityholders Agreement of the demand, and such parties shall, subject to certain conditions and limitations, have the right to include the registrable shares held by them in such registration. The Securityholders Agreement also provides all the parties thereto with piggyback registration rights on any offering by the Issuer of any of its securities to the public except a registration on Forms S-4 or S-8 under the Securities Act; provided, however, that until two years after the date of the Offering, the Management Investors will not have piggyback registration rights with respect to any registration in which Fund VII or any of its permitted transferees are not participating. The Issuer will bear the expenses of all registrations under the Securityholders Agreement.

         In connection with the Issuer's acquisition (the "Acquisition") of all of the outstanding capital stock of its operating subsidiaries, Domain Energy Ventures Corporation and Domain Energy Production Corporation, Fund VII loaned $8,000,000 to Domain Energy Guarantor Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Domain Guarantor"). The $8,000,000 loan was evidenced by a Subordinated Promissory Note dated December 31, 1996 (the "Note").

         Pursuant to the Subscription Agreement dated December 31, 1996 (the "First Reserve Subscription Agreement"), between the Issuer and Fund VII, the Issuer granted to Fund VII an option (the "First

                                                          Page 12 of 128 Pages


Reserve Option") to acquire 1,914,048 shares of Common Stock for an aggregate purchase price of $8,000,000 plus any cash interest payment on the Note actually received by Fund VII (the "Option Price"). The Option Price could be paid by Fund VII at its option (i) prior to the date on which the Note had been paid in full, by delivery to the Issuer of the Note together with the payment in cash of any principal or interest payments on the Note previously received by Fund VII and (ii) after the date on which the Note has been paid in full, by payment of the Option Price in cash. In connection with the Offering, the Issuer and Fund VII agreed to restructure the terms of the First Reserve Option as set forth below.

         Pursuant to a Letter Agreement dated June 6, 1997 (the "Letter Agreement"), the Issuer and Fund VII agreed that concurrently with the consummation of the Offering, Fund VII would purchase 643,037 shares of Common Stock, at a price per share of $13.50, for an aggregate purchase price of $8,681,000. The amount of $8,681,000 represents the sum of (i) the outstanding principal balance of the Note plus estimated accrued interest thereon through June 15, 1997 and (ii) $500,000 to be paid in cash by Fund VII.

         The Securityholders Agreement, the First Reserve Subscription Agreement and the Letter Agreement are attached as Exhibits to this Schedule 13D and are incorporated herein by reference. The above summaries of the material provisions of the Securityholders Agreement, the First Reserve Subscription Agreement and the Letter Agreement are qualified in their entirety by reference to the Securityholders Agreement, the First Reserve Subscription Agreement and the Letter Agreement.

                                                          Page 13 of 128 Pages


         Except as set forth in this Item 6, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated July 2, 1997, between First Reserve Fund VII, Limited Partnership ("Fund VII") and First Reserve Corporation ("First Reserve") relating to the filing of a joint statement on
        Schedule 13D.

     2. Securityholders Agreement, dated December 31, 1996, among the Domain Energy Corporation (the "Issuer"), Fund VII and the Issuer's officers who have purchased Common Stock (the "Management Investors").

     3. First Reserve Subscription Agreement, dated December 31, 1996, between the Issuer and Fund VII.

     4. Letter Agreement, dated June 6, 1997, between the Issuer and Fund VII.

                                                          Page 14 of 128 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                       FIRST RESERVE CORPORATION



                                       By: /s/ Jonathan S. Linker
                                          --------------------------------
                                           Name: Jonathan S. Linker
                                           Title: Managing Director


                                       FIRST RESERVE FUND VII, LIMITED
                                         PARTNERSHIP

                                       By First Reserve Corporation, as
                                       General Partner


                                       By: /s/ David H. Kennedy
                                          --------------------------------
                                           Name: David H. Kennedy
                                           Title: Managing Director


                                       /s/ William E. Macaulay
                                       -----------------------------------
                                       Name: WILLIAM E. MACAULAY



                                       /s/ John A. Hill
                                       -----------------------------------
                                       Name: JOHN A. HILL

DATED:  July 2, 1997

                                  SCHEDULE I

                           First Reserve Corporation

Officers:
---------

            Business           Principal
Name        Address            Occupation        Office            Citizenship
----        --------           ----------        ------            -----------
William E.  475 Steamboat      Employee of       President, Chief      U.S.
Macaulay    Road, Greenwich,   First Reserve     Executive
            Connecticut        Corporation, a    Officer,
            06830              private           Managing
                               investment        Director and
                               company ("First   Director
                               Reserve")

John A.     475 Steamboat      Employee, First   Chairman,             U.S.
Hill        Road, Greenwich,   Reserve           Managing
            Connecticut                          Director and
            06830                                Director

David H.    475 Steamboat      Employee, First   Managing              U.S.
Kennedy     Road, Greenwich,   Reserve           Director and
            Connecticut                          Director
            06830

Jonathan    475 Steamboat      Employee, First   Managing              U.S.
S. Linker   Road, Greenwich,   Reserve           Director and
            Connecticut                          Director
            06830

Bruce M.    475 Steamboat      Employee, First   Managing              U.S.
Rothstein   Road, Greenwich,   Reserve           Director and
            Connecticut                          Director
            06830

Elizabeth   475 Steamboat      Employee, First   Managing              U.S.
C. Foley    Road, Greenwich,   Reserve           Director,
            Connecticut                          Secretary and
            06830                                Treasurer

                               INDEX TO EXHIBITS
                               -----------------


Exhibit Number     Description of Exhibits
--------------     -----------------------

      1. Joint Filing Agreement, dated July 2, 1997, between First Reserve Fund VII, Limited Partnership ("Fund VII") and First Reserve Corporation ("First Reserve") relating to the filing of a joint statement on Schedule 13D.

      2. Securityholders Agreement dated as of December 31, 1996, among the Domain Energy Corporation (the "Issuer"), Fund VII and the Issuer's officers who have purchased Common Stock (the "Management Investors").

      3. First Reserve Subscription Agreement, dated as of December 31, 1996, between the Issuer and Fund VII.

      4. Letter Agreement, dated June 6, 1997, between the Issuer and Fund VII.